  Exhibit 99.6

AUDIT COMMITTEE ANNUAL REPORT

Buenos Aires, March 11, 2019
To the Directors and Shareholders of
Central Puerto S.A.

In our capacity as Audit Committee of Central Puerto S.A. (hereinafter, the “Committee”) and pursuant to the applicable legislation, we issue this report on the treatment given during the fiscal year ended December 31, 2018 to the matters under our scope of work according to Section IV, Article 110 of Law no. 26831 and to Title II, Chapter III, Section V of the Argentine Securities Commission Regulations (Comisión Nacional de Valores) (N.T. 2013) (hereinafter, the “CNV Regulations”), which regulations are detailed in item 3 herein.

I.
Audit Committee creation

The Committee was created by a resolution adopted at the Shareholders’ Meeting held on April 14, 2004.

II.
Audit Committee formation

As at December 31, 2018, the Committee was formed by Directors Miguel Dodero, Oscar Gosio and Tomás White as appointed members and by Juan José Salas and Diego Petracchi as deputy members. Miguel Dodero, Oscar Gosio, Tomás White, Juan José Salas and Diego Petracchi are independent directors according to CNV Regulations.
The term of office of the Committee members is of one year, with the possibility of being reappointed for the same period. The Internal Rules of the Audit Committee (hereinafter, the “Rules”) were approved by the decision of the Board of Directors on May 9, 2003 and its subsequent amendments dated March 5, 2014 and August 5, 2015, respectively.
The function of the Audit Committee stems from Article 110 of Law no. 26831, the CNV Regulations and its own Rules.

III.
Scope of the tasks performed

The main tasks performed are detailed below:
The Committee held meetings during the fiscal year ended December 31, 2018 within the frequency established by the Rules. For such purpose, it received counseling from the legal counselor on different aspects regarding the functions and responsibilities of the Audit Committee, in accordance with the regulations in force.
The Committee performed the activities considered to be necessary in connection with the matters under its scope and that are set forth in Article 110 of Law no. 26.831 and in CNV Regulation, which include the following:

1)
External Auditor Independence

The appointment of the external auditor was analyzed.
The background and the different alternatives of professional services received for the auditing of financial statements as at December 31, 2018 were assessed. Consequently, it was proposed to the Board of Directors to appoint the firm Ernst & Young as independent auditors for the fiscal year 2018.
Compliance with work plans of the external audit was analyzed based on the information supplied by them and during the meetings held for the analysis of the quarterly and annual balance sheets.
Both the independence of the audit company and its functioning policies were evaluated. The services rendered by the external audit and the fees invoiced were analyzed, and they are consistent with the services rendered.

2)
Internal Control Systems

The internal audit participated in the Audit Committee’s meetings and it drafted reports on the verification and analysis of the management focused on risk control and evaluation programs of them. Moreover, it promptly and dully informed the results of the work plans developed in connection with the risk activities of the company during the fiscal year and to measure its effects and impact on the accounting & financial information.
Regular meetings were held together with the management of the company so as to consider and agree on their opinions to prepare the quarterly financial statements, the annual balance sheet and to assess the risks inherent to the activity of each management department.

3)
Accounting & financial information

The key accounting & financial information disclosed by the Company to the public or which is submitted before controlling entities was analyzed.

4)
Risk management information

The variables that affect the business in connection with the protection to preserve the assets and the social capital were assessed.

5)
Fees proposal

The Board of Directors’ fees to be presented before the Shareholders’ Meeting were evaluated, with the abstention of the members regarding their own remunerations.

6)
Operations with related parties

The operations with the companies included in Article 33 of Law no. 19550 and with the related parties defined in Article 72 of Law no. 26831 were evaluated so as to define if they can be classified within the terms of paragraph b) of such article.

7)
Conflicts of interest

The operations were analyzed to evaluate if they caused conflicts of interest with the members of corporate departments or shareholders.

8)
Other relevant matters

Within the most relevant matters assessed by the Committee, the following can be highlighted:
On February 1, 2018, the Committee: a) considered the pre-approval of additional services of external audit and other services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global LTD.).
On February 23, 2018, the Committee considered External Audit Matters.
On March 9, 2018, the Committee: a) evaluated the Financial Statements of the Company as at December 31, 2018, b) considered the Audit Committee Annual Report on year 2017, c) considered the Action Plan for fiscal year 2018, d) issued an opinion on the fees of the Board of Directors, the Supervisory Committee and the External Auditor, e) considered the Code of Corporate Governance, f) pre-approved the additional fees for Ernst & Young Global LTD. and g) considered External Audit Matters.
On April 24, 2018, the Committee: a) evaluated the Audit Results 2017, b) considered the Anti-Fraud Program and c) evaluated the Operations with related companies.
On May 11, 2018, the Committee: a) considered the submission of the Report of the Auditor member of Ernst & Young Global LTD.
On July 18, 2018, the Committee approved the fees of the firm Pistrelli, Henry Martin y Asociados S.R.l. – Ernst & Young (“EY”).
On August 10, 2018, the Committee: a) appointed the chairman of the Audit Committee, b) considered the Submission of the EY Auditor Report, 3) evaluated the Policy on Transactions with Related Parties, 4) considered the Insider Trading Policy, 5) evaluated the Compliance Program and 6) evaluated the Internal Audit Matters.
On September 27, 2018, the Committee: a) evaluated the Terms and Conditions of the purchase Offer to CP Renovables S.A. of the shareholding package corresponding to companies Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. and b) considered the amendment of the Shareholders Agreement subscribed by the Company as shareholder of CP Renovables S.A. through the execution of a new Shareholders Agreement.
On November 9, 2018, the Committee: a) evaluated the submission of the EY Auditor Report and b) considered the Internal Audit Matters.
On December 27, 2018, the Committee: a) considered the approval of EY fees, b) evaluated the Internal Audit Matters and c) considered the approval of the Code of Corporate Governance proceedings.
So as to perform its duties during fiscal year 2017, the Committee received the corresponding reports and requested clarifications, and has no observations.

IV.
Results of the work

Pursuant to the work performed in the exercise of the functions mentioned in this Annual Report on the fiscal year ended December 31, 2018, the Committee can state the following:

1)
External Audit

There are no observations regarding the independence of the external auditor, and its work enabled us to provide reliability on the tasks performed and informed to third parties.
The fees charged by the external auditors of the Company during the fiscal year ended December 31, 2018 reached the amount of $9,438,199.31 for audit services, $533,064.94 for tax services and $2,040,942.15 for other services not-related to Auditing.

2)
Internal Control Systems

Regarding the tasks performed, there are no observations regarding the accounting or internal control administrative systems that may affect the information submitted before the Argentine Securities Commission Regulations and the markets.

3)
Economic & Financial information

The Committee has no material observation regarding the economic & financial information disclosed by the Company or provided to control authorities.

4)
Risk management information

The relevant aspects regarding risk management were included in the financial statements reported to the Argentine Securities Commission Regulations.

5)
Fees proposal

There is no objection to the fees of directors to be covered at the Shareholders’ Meeting.

6)
Operations with Related Parties

The operations with related parties were performed under normal and customary market conditions.

Miguel Dodero	Oscar Gosio	Tomás White

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